Exhibit 99.1

NCAA and Genius Sports Expand Partnership Through 2032

•	Genius Sports confirmed as the exclusive provider of official NCAA data to licensed sportsbooks for March Madness and all post-season tournaments through 2032.

•	NCAA LiveStats to remain free for all member schools, delivering trusted, real-time data for over 70,000 games each year.

•	GeniusIQ, a next-generation AI platform, will enhance LiveStats to power real-time analytics, advanced coaching insights, and immersive fan experiences.

•	New Authorized Gaming Licensee (AGL) program provides sportsbooks with exclusive access to official NCAA data and NCAA marks.

•	Expanded integrity safeguards will reinforce fair play and protect student-athletes through proactive integrity monitoring and responsible gaming practices.

LONDON, UK & NEW YORK, US — April 25, 2025 — The National Collegiate Athletic Association (NCAA) and Genius Sports Limited (NYSE: GENI) have announced a significant extension of their long-term partnership, reinforcing their shared commitment to innovation, transparency, and the integrity of college athletics.

Under the expanded agreement, Genius Sports has been appointed as the exclusive distributor of official NCAA data to licensed sportsbooks for all post-season tournaments, including March Madness, through 2032. This long-term agreement ensures the delivery of fast, accurate, and secure data to the regulated sports betting market.

Through the Authorized Gaming Licensee (AGL) program, sportsbooks will gain exclusive access to official NCAA data feeds alongside NCAA marks and logos. Genius Sports will also collaborate with participating licensees to strengthen integrity protections and promote responsible betting practices, including limiting risky bet types, ensuring compliance and safeguarding student-athletes.

A central component of the partnership is the continued delivery of NCAA LiveStats, the NCAA’s official platform for live game statistics. Already utilized by thousands of NCAA schools and supporting more than 70,000 games annually across major college sports, LiveStats remains the foundational data collection/distribution tool for schools, conferences, and coaches. The NCAA will continue to provide access to this essential platform free of charge to its membership.

Building on these foundations, the partnership introduces GeniusIQ, an advanced AI and machine learning platform designed to elevate the entire college sports experience. From elite-level performance analysis for schools and coaches to interactive, data-rich engagement tools for fans, GeniusIQ delivers powerful, real-time insights that enhance the way college sports are played, analysed, and experienced.

“Since 2018, Genius Sports’ technology has transformed the college sports data ecosystem,” said Mark Locke, CEO of Genius Sports. “This extension is a powerful endorsement of our vision—delivering cutting-edge data solutions to support NCAA schools while connecting our sportsbook partners with the highest quality NCAA official content, alongside our exclusive NFL and Premier League rights. Most importantly, it’s a partnership grounded in innovation, integrity, and a shared commitment to the future of collegiate athletics.”

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences for the entire sports industry.

We are the trusted partner to over 400 sports organizations, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and Liga MX.

Genius Sports is uniquely positioned through cutting-edge technology, scale and global reach to support our partners. Our innovative use of big data, computer vision, machine learning, and augmented reality, connects the entire sports ecosystem from the rights holder all the way through to the fan.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although the Company believes that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: risks related to the Company’s partnership with the NCAA; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 14, 2025.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this press release, or the documents to which we refer readers in this press release, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contacts

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954) 554-7932

brandon.bukstel@geniussports.com